UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported): **May 11, 2010**

CNB CORPORATION

Incorporated under the laws of **South Carolina**	Commission File No. **000-24523**	I.R.S. Employer Identification No. **57-0792402**

1400 Third Avenue, P.O. Box 320
Conway, South Carolina 29528
Telephone: **843-248-5271**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Shareholders on May 11, 2010. At that meeting, two matters were voted upon as follows:

1.   Election of three directors to each serve three year terms.

Name	FOR	WITHHOLD	BROKER NON-VOTES
James W. Barnette, Jr.	1,150,979	1,774	3,568
Harold G. Cushman, III	1,152,753	-	3,568
W. Jennings Duncan	1,149,819	2,934	3,568

The following directors' terms of office continued after the Annual Meeting:

William R. Benson (2012), Harold G. Cushman, Jr. (2011), Edward T. Kelaher (2012), William O. Marsh (2011), George F. Sasser (2012), Lynn Gatlin Stevens (2012), and John C. Thompson (2011).

2.   Ratification of the appointment of Elliott Davis, LLC as the Company's auditors for the year ended December 31, 2010.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
1,147,925	-	4,828	3,568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CNB Corporation
(Registrant)

Date: May 14, 2010   By: /s/L. Ford Sanders, II
                                        L. Ford Sanders, II
                                        Executive Vice President,
                                        Chief Financial Officer, and Treasurer